L'ORÉAL

07021273

RECEIVED

L'OREAL
International Financial Information Department

20th February, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: <u>L'Oréal S.A. -- File No. 82-735</u>

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

News Realease: 2006 annual results

PROCESSED
FEB 28 2007
THOMSON
FINANCIAL

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

Centre Eugène Schueller - 41, rue Martre - 92117 Clichy Cedex - Tél. +33 (0)1 47 56 70 00
Siège social : 14, rue Royale 75008 Paris
S.A. au capital de 125 225 382 Euros - 632 012 100 R.C.S. Paris - NAF 245 C - FR 10 632 012 100

Clichy, Thursday February 15th 2007, 8.15 a.m.

L'ORÉAL

STRONG GROWTH in 2006 ANNUAL RESULTS

SALES: + 8.7%

FURTHER IMPROVEMENT IN OPERATING PROFIT : + 12.1%

STRONG GROWTH IN NET EARNINGS PER SHARE(1): + 14.7%

SUBSTANTIAL INCREASE IN DIVIDEND(2): + 18%

- The Board of Directors of L'Oréal met on Wednesday, February 14th 2007 under the chairmanship of Sir Lindsay Owen-Jones and in the presence of the Statutory Auditors. The Board closed the consolidated financial statements and the financial statements of the L'Oréal parent company for 2006.

- Commenting on the annual results, Mr Jean-Paul Agon, Chief Executive Officer of L'Oréal, said: "In 2006, L'Oréal achieved further strong growth in its results. The success of the product innovations, the strength of our brands and the rapid pace of our geographic expansion have once again enabled us to improve our worldwide positions.
  Operating profit rose strongly under the combined effect of the product value enhancement strategy and the strict control of all costs. Profitability has thus improved significantly to reach 16.1 % of sales.
  All the divisions and zones across the board contributed to this increase in our profitability.
  The acquisition of The Body Shop, consolidated since July 1st 2006, made a positive contribution to the growth of both sales and earnings in the second half.
  All these results and the dynamism they convey inspire confidence for 2007".

- Furthermore, the Board of Directors has decided to propose to the next Annual General Meeting on April 24th 2007 the payment of a dividend of € 1.18 per share, which represents a substantial increase on 2005.

- Finally, the Board will propose to the Annual General Meeting the renewal of the term of office of Mrs Liliane Bettencourt and the appointment as a new director of Mrs Annette Roux, Vice Chairman of the Supervisory Board of Bénéteau SA.

- At the end of the board meeting, Sir Lindsay Owen-Jones said: "In 2006, we succeeded in ensuring the smooth transition to a new Group management organisation. Under the dynamic leadership of Jean-Paul Agon, the year ended with a strong increase in all our results. This enables us to propose another substantial increase in dividend to the Annual General Meeting. Finally, I am very happy to welcome to the Board of Directors Mrs Annette Roux, a highly respected personality from the world of industry, who will strengthen its composition, independence and balance".

(1) Diluted net earnings per share based on net profit excluding non-recurrent items after minority interest
(2) Dividend to be proposed to the Annual General Meeting of Shareholders on April 24th 2007.

Sales up by +8.7 %

Group sales at December 31st 2006 amounted to € 15,79 billion, up by +8.7%. Currency fluctuations had a slightly negative impact of -0.2%. Excluding currency fluctuations, the sales growth rate was +8.9% for the full year 2006. The net impact of changes in consolidation amounted to +3.1%, mainly as a result of the acquisition of The Body Shop, consolidated from July 1st 2006 onwards. Like-for-like (i.e. based on a comparable structure and identical exchange rates), the growth in the group's total sales amounted to +5.8% at December 31st 2006 (+5.7% excluding The Body Shop).

- The news release of January 25th 2007 sets out in detail the activity of the cosmetics divisions and the geographic zones for 2006. This news release is available on the site www.loreal-finance.com and can be downloaded.

- The table of cosmetics sales by division and by geographic zone is provided in the appendix.

Further improvement in operating profit: +12.1%

Consolidated profit and loss account
from sales to operating profit

The Body Shop, consolidated since July 1st, has an operating profile which is quite different from that of the L'Oréal group as a whole. In the interest of visibility and comparability of performance, the table below sets out the operating items of L'Oréal, in 2006, with and without The Body Shop.

	A		B		C		C/A
€m	**31.12.2005**	**As % of sales**	**31.12.2006 excluding The Body Shop**	**As % of sales**	**31.12.2006 with The Body Shop** 2nd half	**As % of sales**	**Sales Trend**
Sales	**14,533**	**100 %**	**15,355**	**100 %**	**15,790**	**100 %**	**+ 8.7 %**
Cost of sales	- 4,347	29.9 %	- 4,414	28.7 %	**- 4,569**	28.9 %	
Gross Profit	**10,185**	**70.1 %**	**10,941**	**71.3 %**	**11,221**	**71.1 %**	**+ 10.2 %**
Research and development expenses	- 496	3.4 %	- 531	3.5 %	**- 533**	3.4 %	
Advertising and promotion expenses	- 4,367	30.1 %	- 4,718	30.7 %	**- 4,783**	30.3 %	
Selling, general and administrative expenses	- 3,009	20.7 %	- 3, 153	20.5 %	**- 3,309**	21.0 %	
Operating profit before Foreign exchange gains and losses	**2,313**	**15.9%**	**2,539**	**16.5%**	**2,596**	**16.4%**	**+ 12.3%**
Foreign exchange gains and losses	- 47	0.3%	- 56	0.4%	**- 55**	0.3%	
Operating profit	**2,266**	**15.6%**	**2,483**	**16.2%**	**2,541**	**16.1%**	**+ 12.1%**

• Consolidated profit and loss account without The Body Shop:

Gross profit increased very significantly and represents 71.3% of sales, compared with 70.1% in 2005. This improvement mainly reflects an enhanced value of the product mix, and our continuing industrial streamlining programmes.

Research and development expenses represented 3.5% of sales, compared with 3.4% in 2005.

Advertising and promotion expenses increased substantially, and represented 30.7% of sales compared with 30.1% in 2005.

Selling, general and administrative expenses represented 20.5% of sales, compared with 20.7% in 2005. Once again this year, this item is continuing its gradual improvement, reflecting constant efforts in both organisation and productivity.

Operating profit before foreign exchange gains and losses grew strongly by +9.8%. It reached 16.5% of sales, compared with 15.9% in 2005.
Foreign exchange losses amounted to € 56m in 2006, compared with € 47m in 2005.

After foreign exchange gains and losses, **operating profit** amounted to € 2,483m, up by +9.6% compared with 2005. It represented 16.2% of sales, compared with 15.6% in 2005.

- **Consolidated profit and loss account with The Body Shop:**

The structure of the **profit and loss account of The Body Shop** in the second half has a profile which is quite different from that of the L'Oréal group. The consolidation of The Body Shop made a positive contribution to the group's main operating items.

The group's operating items with The Body Shop can be summed up as follows:

Sales reached € 15, 790 m, up by +8.7%.

Gross profit amounted to € 11, 221 m, up by 10.2 %.

Operating profit before foreign exchange gains and losses increased by +12.3% to € 2,596 m.

After foreign exchange gains and losses, **operating profit** grew by 12.1% to € 2,541 m that is 16.1% of sales.

Operating profit by branch and division

Each and every division and branch improved its profitability in 2006 compared with 2005.

	2005		2006	
	€m	% of sales	€m	% of sales
By operational division				
Professional Products	406	19.7 %	443	20.8 %
Consumer Products	1,291	17.2 %	1,421	18.0 %
Luxury Products	723	20.2 %	776	20.6 %
Active Cosmetics	187	19.0 %	221	19.6 %
Cosmetics divisions total	**2,609**	**18.4 %**	**2,860**	**19.1 %**
Non-allocated*	- 396	- 2.8 %	- 437	- 2.9 %
Cosmetics branch	**2,212**	**15.6 %**	**2,423**	**16.1 %**
The Body Shop 2nd half	-	-	**58**	**13.4 %**
Dermatology branch*(1)*	**54**	**16.9 %**	**59**	**17.3 %**
Group	**2,266**	**15.6 %**	**2,541**	**16.1 %**

* Non-allocated = Central group expenses, fundamental research expenses, stock option expenses and miscellaneous items. As % of total sales.
(1) Group Share: ie 50%

Because of the strong seasonality of its sales, the 13.4% profitability in the *second half* is not representative of The Body Shop's profitability over the full year.

Cosmetics branch: Operating profit of geographic zones

Profitability increased in all zones in 2006.

	Operating profit			
	2005		2006	
	€m	% of sales	€m	% of sales
Western Europe	**1,415**	**21.0%**	**1,527**	**21.8 %**
North America	**708**	**18.3 %**	**744**	**18.8 %**
Rest of world	**486**	**13.5 %**	**589**	**14.5 %**
Cosmetics zones total	**2,609**	**18.4 %**	**2,860**	**19.1 %**

Strong growth in net earnings per share: +14.7%

Consolidated profit and loss account

from operating profit to net profit excluding non-recurrent items

€m	31.12.2005	31.12.2006 with Body Shop 2nd half	Growth
Operating profit	**2,266**	**2,541**	**+ 12.1 %**
Finance costs	- 64	- 116	
Other financial income (expenses)	- 3	- 4	
Sanofi-Aventis dividends	172	218	
Share in net profit of equity affiliates	- 1	- 1	
Profit before tax excluding non-recurrent items	**2,370**	**2,638**	**+ 11.3 %**
Income tax excluding non-recurrent items	- 730	- 803	
Minority interests	- 1	- 1	
Net profit excluding non-recurrent items after minority interests (1)	**1,639**	**1,833**	**+ 11.9%**
EPS * (in euros)	**2.60**	**2.98**	**+ 14.7%**
Diluted average number of shares	630 892 470	615 723 220	

* Diluted net earnings per share excluding non-recurrent items, after minority interests.

(1) Net profit excluding non-recurrent items after minority interests does not include capital gains and losses on disposals of long-term assets, impairment of assets, restructuring costs, associated tax effects or minority interests.

Finance costs amounted to € 118 m, higher than last year because of rising interest rates, the acquisition of The Body Shop and the continuation of the share buyback programme.
The dividends received from Sanofi-Aventis for 2005 amounted to € 217.5 m, an increase of +26.7%.

Profit before tax excluding non-recurrent items amounted to € 2,638 m, up by +11.3 %. Tax on profit excluding non-recurrent items amounted to € 803 m, representing an increase of +9.9%. The tax rate was down from 30.8% in 2005 to 30.4% in 2006.

Net profit excluding non-recurrent items after minority interests amounted to € 1, 833 m, up by +11.9%. After allowing for the positive impact of share buybacks, net earnings per share amounted to €2.98 per share, up by +14.7% compared with 2005.

<u>Consolidated profit and loss account</u>

from net profit excluding non-recurrent items to net profit

€m	31.12.2005	31.12.2006	Growth
Net profit excluding non-recurrent items after minority interests	1,639	1,833	+ 11.9 %
Non-recurrent items	334	228	
Net profit after minority interests	1,972	2,061	+ 4.5%
Diluted earnings per share (€)	3.13	3.35	+7.1%

Non-recurrent items had a positive impact of € 228 m, compared with € 334 m in 2005. They consist mainly of additional amortization expenses of intangible assets, and the restatement of deferred tax linked to maintaining the stake in Sanofi-Aventis.

After allowing for these non-recurrent items, net profit after minority interests amounted to € 2,061 m, up by +4.5% compared with 2005.

Strong growth in cash flow: +13.2%

Cash flow at December 31st 2006 amounted to € 2,410 m, up by +13.2%. Working capital requirement was substantially lower in 2006. Capital expenditure remained stable at 4.7% of sales.

The group's **net debt** at December 31st 2006 totalled € 3,329 m, or 22.8% of shareholders' equity, an increase compared with the end of 2005, when it stood at € 2,217 m, or 15.1% of shareholders' equity.

Substantial increase in proposed dividend: +18%

The Board of Directors has decided to propose that the Annual General Meeting of Shareholders of April 24th 2007 should approve a dividend of € 1.18 per share, representing an increase of +18% compared with 2005.

The presentation of the 2006 consolidated financial statements will be available online on the Internet site www. loreal-finance.com from 9.30 a.m. on February 15th 2007, and available for downloading from 4 p.m. on the same day.

Contacts at L'ORÉAL

Individual shareholders and market authorities
Mr Jean-Régis CAROF
☎ : +33.1.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.86.42

Journalists
Mr Mike RUMSBY
☎ : +33.1.47.56.76.71
http://www.loreal.com

Switchboard
☎ : +33.1.47.56.70.00

For more information, please contact your bank, broker or financial institution (I.S.I.N. code FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your PDA, at loreal-finance.com *mobile edition*; alternatively, call +33.1.40.14.80.50.

ANNEX:

SALES
BY OPERATING DIVISION AND GEOGRAPHIC ZONE

	At December 31st 2006			4th quarter 2006		
	€m	Growth like-for-like	Growth reported	€m	Growth like-for-like	Growth reported
By operational division						
Professional Products	2,126	+ 3.8 %	+ 3.2 %	528	+ 4.8 %	+ 0.8 %
Consumer Products	7,903	+ 5.8 %	+ 5.4 %	1,923	+ 6.5 %	+ 2.4 %
Luxury Products	3,773	+ 5.1 %	+ 5.3 %	1,080	+ 5.4 %	+ 2.5 %
Active Cosmetics	1,128	+ 12.2 %	+ 14.4 %	233	+ 11.3 %	+ 9.5 %
Cosmetics total	15,011	+ 5.6 %	+ 5.6 %	3,781	+ 6,1 %	+ 2.5 %
By geographic zone						
Western Europe	6,992	+ 3.5 %	+ 3.7 %	1,702	+ 3.1 %	+ 3.1 %
North America	3,954	+ 2.7 %	+ 2.2 %	990	+ 3.6 %	- 4.3 %
Rest of the World, including:	4,065	+ 12.7 %	+ 12.8 %	1,089	+ 14.0 %	+ 8.6 %
- Asia	1,476	+ 7.9 %	+ 7.4 %	385	+ 9.4 %	+ 3.6 %
- Latin America	1,021	+ 16.1 %	+ 18.6 %	277	+ 14.7 %	+ 8.3 %
- Eastern Europe	850	+ 22.0 %	+ 24.8 %	247	+ 23.9 %	+ 25.0 %
- Other countries	718	+ 8.5 %	+ 4.5 %	180	+ 11.0 %	+ 1.5 %
Cosmetics total	15,011	+ 5.6 %	+ 5.6 %	3,781	+ 6.1 %	+ 2.5 %
The Body Shop	435	+ 9.7 %		263	+ 10.3 %	
Dermatology[(1)]	344	+ 8.6 %	+ 8.1 %	105	+ 9.2 %	+ 4.5 %
Group total	15,790	+ 5.8 %	+ 8.7 %	4,148	+ 6.5 %	+ 9.5 %

L'OREAL

RECEIVED

FEB 23 A 11:24

L'OREAL
International Financial Information Department

20th February, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

News Realease: The Board of Directors proposed appointment off Mrs. Annette ROUX as Director

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

Clichy, Thursday, February 15th 2007, 8.15 a.m.

L'ORÉAL

THE BOARD OF DIRECTORS

Proposed appointment of Mrs Annette ROUX as a director

The Board of Directors of L'Oréal met on Wednesday, February 14th 2007 under the chairmanship of Sir Lindsay Owen-Jones and decided on the resolutions to be submitted to the Combined Shareholders' Meeting on April 24th 2007.

The Board will propose to the Shareholders' Meeting on April 24th 2007 the appointment as a director of Mrs Annette ROUX, Vice-Chairman of the Supervisory Board of BENETEAU SA.

Mrs Annette ROUX took over the helm of BENETEAU, then a family business, in 1964 and has succeeded in building an international group, which is the world leader in its market sector.
This extraordinary success owes a lot to the personal qualities of Mrs Annette ROUX, a woman of conviction, who is open-minded and extremely dynamic and has used her talents to bolster the development of her company, listed on the Paris stock exchange since 1984.

Commenting on this proposal, Sir Lindsay Owen-Jones said: "We are very pleased to welcome Mrs ROUX as a member of the Board of Directors of L'Oréal. Mrs ROUX embodies one of the most outstanding success stories in French industry. Her competence, her experience and her independence will help to strengthen and enrich our Board".

Furthermore, and pursuant to the authorisations granted by the Annual General Meetings of May 22nd 2003 and April 25th 2006, the Board has decided to cancel 13,490,750 shares.

The details of the resolutions to be submitted to the shareholders for their approval and the meeting notices and other documents required for the Shareholders' Meeting on April 24th will be published or sent to the shareholders in accordance with the applicable regulations.

Contacts at L'ORÉAL (**switchboard**: +33.1.47.56.70.00)

Individual shareholders
and market authorities
Mr Jean-Régis CAROF
☎: +33.1.47.56.86.82
http://www.loreal-finance.com

Analysts and
Institutional investors
Mrs Caroline MILLOT
☎: +33.1.47.56.40.24
Fax: +33.1.47.56.86.42

Journalists
Mr Mike RUMSBY
☎: +33.1.47.56.76.71
http://www.loreal.com

END